UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on shareholder remuneration

—

Rio de Janeiro, March 7, 2024 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors (BoD), in a meeting held today, approved the submission to the Annual General Assembly (AGM), scheduled for April 25, 2024, of the proposed distribution of dividends equivalent to R$ 14.2 billion. If approved by the AGM, considering the dividends anticipated by the Company throughout the year, adjusted by Selic, the total dividends for the year 2023 will total R$ 72.4 billion.

The proposed distribution is in line with the Shareholder Remuneration Policy (Policy), approved on 07/28/2023, which provides that, in the case of gross debt equal to or lower than the maximum level of debt defined in the strategic plan in force (currently US$ 65 billion), Petrobras must distribute 45% of the free cash flow to its shareholders. The proposed dividends already take into account the value of shares repurchased in the fourth quarter of 2023 of R$ 2.7 billion and the correction by SELIC on the advances of dividends and interest on own equity related to the 2023 fiscal year, in the amount of R$ 1.1 billion, which were deducted from the total remuneration to shareholders, in accordance with the provisions of the Policy and the Bylaws, respectively.

The approval of the dividend is compatible with the Company's financial sustainability and is in line with the commitment to generating value for society and shareholders, as well as the best practices of the global oil and natural gas industry.

The remaining profit for the year, after dividends and formation of legal and statutory reserves, totals R$ 43.9 billion. The BoD proposed that this amount be fully allocated to the capital remuneration reserve (section II, article 56 of the Bylaws), with the purpose of ensuring resources for the payment of dividends, interest on equity, advance payments and share repurchases.

The additional dividends for the fourth quarter will be paid in two equal installments in May and June 2024, as follows:

Amount to be paid: R$ 1.09894844 per common and preferred share, whereby:

(i) the first installment, in the amount of R$ 0,54947422 per common and preferred share; and

(ii) the second installment, in the amount of R$ 0,54947422 per common and preferred share.

Record date: April 25, 2024 for holders of shares issued by Petrobras traded on B3 and April 29, 2024 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 and the NYSE from April 26, 2024.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on May 20, 2024 and second payment will be made on June 20, 2024. ADR holders will receive payments starting on May 28, 2024 and June 27, 2024, respectively

Form of distribution: The two payment installments will be made in the form of dividends.

Update of values per share: The values of dividends and interest on own equity per share are preliminary and may vary until April 25, 2024 as a result of the share buyback program. On this date, if there is a change in the values per share, Petrobras will communicate the new values to the market.

The values will be updated based on the variation in the Selic rate from December 31, 2023 until the date of each payment.

The Shareholder Remuneration Policy can be accessed online on the Company's website (http://www.petrobras.com.br/ir).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer